Exhibit 2

JOINT FILING AGREEMENT
AMONG
PAN ATLANTIC BANK AND TRUST LIMITED,
FCMI FINANCIAL CORPORATION
AND
ALBERT D. FRIEDBERG

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares, par value NIS 0.01 per share of BioLineRx Ltd. (the “Schedule 13G”) is, and any amendments thereto executed by each of us shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.

Dated: February 7, 2012

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name:	Robert Bourque
Title:	Managing Director

FCMI FINANCIAL CORPORATION

By:	/s/ Enrique Fenig
Name:	Enrique Fenig
Title:	Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg

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